04019058

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

A

SEC FILE NUMBER
8- 40572

JUN 04 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANNED FUTURES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1712 SOUTH TENTH STREET
(No. and Street)

ST LOUIS, MO 63104-3936
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY L. HEAD, CPA 636-207-6730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TIMOTHY L. HEAD, CPA
(Name – *if individual, state last, first, middle name*)

301 SOVEREIGN COURT: SUITE 202; MANCHESTER, MO. 63011
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL LUCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PLANNED FUTURES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JOYCE FEEGLE
Notary Public - Notary Seal
State of Missouri
County of St. Louis
My Commission Exp. 08/31/2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY L. HEAD, CPA, PC
301 SOVEREIGN COURT
SUITE 202
MANCHESTER, MO. 63011
636-207-6730
636-207-6731 FAX
timheadcpa@aol.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Planned Futures, Inc.

We have audited the accompanying statement of financial condition of Planned Futures, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Futures, Inc. at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Timothy L. Head, CPA, PC
February 19, 2004
Ballwin, Mo.

TIMOTHY L. HEAD, CPA, PC
301 SOVEREIGN COURT
SUITE 202
MANCHESTER, MO. 63011
636-207-6730
636-207-6731 FAX
timheadcpa@aol.com

REPORT ON INTERNAL CONTROL

To the Board of Directors of
Planned Futures, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Planned Futures, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed b the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Govenors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)

lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established on the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2004
Timothy L. Head, CPA, PC
Ballwin, Mo.

PLANNED FUTURES, INC.
STATEMENT OF ASSETS, LIABILITIES AND FUND BALANCE
December 31, 2003

ASSETS

ASSETS	
Current Assets	
Cash	$1,274
Marketable Securities	$35,000
Total Current Assets	**$36,274**
Property and Equipment	
Fixtures & Office Equipment	$1,064
Less Accumulated Depreciation	$1,064
Net Property and Equipment	$0
TOTAL ASSETS	**$36,274**

LIABILITIES AND SHAREHOLDERS EQUITY

LIABILITIES	
Due to Officer	$1,507
Total Liabilities	**$1,507**
EQUITY	
Capital Stock	$500
Paid in Excess	$16,068
Retained Earnings	$18,199
Total Equity	**$34,767**
Total Liabilities and Fund Balance	**$36,274**

PLANNED FUTURES, INC.
STATEMENT OF REVENUES COLLECTED, EXPENSES AND
CHANGES IN RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE	
Commissions	**$16,628**
EXPENSES	
Outside Services	$265
Commissions	$13,343
Postage	$111
Repairs & Maintenance	$325
Insurance	$599
Licenses	$425
Professional Fees	$365
Bank Charges	$172
Dues and Subscriptions	$235
Total Operating Expenses	**$15,840**
Net Operating Profit	**$788**
Nonoperating Income	
Unrealized Gain on Marketable Securities	**$7,791**
Net Income	**$8,579**
Retained Earnings-Beginning	**9620**
Retained Earnings-Ending	**$18,199**

PLANNED FUTURES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$8,579
Adjustments to reconcile net income to Operating Activities	
Unrealized Gain on Investments	-$7,791
Net Increase in Cash	$788
Cash-beginning of year	$486
Cash-end of year	**$1,274**

PLANNED FUTURES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Planned Futures, Inc. is a Missouri corporation formed for the purpose of offering securities to the general public.

Basis of Accounting
The accrual basis of accounting is followed by the Company. Revenues are recognized when billed. Expenditures are recognized when the obligation is incurred.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect cetain reported amounts and disclosures. Accordingly actual results could and usually do differ from estimates.

Cash and Cash Equivalent
For the statement of cash flows, the corporation includes cash on deposit, cash on hand money market funds(if any) and certificates of deposis with original maturities of less than three month (if any) to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed as prescribed by statutory regulations. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation expense for the year-ended December 31, 2003 was $0.

NOTE 2 INCOME TAXES

The corporation has elected to file as a Subchapter S Corporation under the Internal Revenue Code. As such the taxable income or loss of the corporation is reported on the shareholder level rather than the corporate level for federal and state income tax purposes, thus no provision for federal or state income taxes has been made. The Subchapter S election may increase or decrease the overall tax burden.

NOTE 3 INVESTMENTS

Investments are classified as trading as of December 31, 2003. Investments consist of the following:

	COST	MARKET VALUE
Pioneer Funds	$11,277	$9,994
Van Kampen American Capital	$31,485	$25,006
Total Investments	$42,762	$35,000

PLANNED FUTURES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2003

Stockholder's equity-beginning of year	$26,188
Net income	$8,579
Stockholder's equity-end of year	$34,767

SEE AUDIT REPORT

PLANNED FUTURES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Stockholder's Equity per Audited Financial Statements	$34,767
Adjusting Items:	
NONE	
Adjusted Net Capital for NASD purposes	$34,767

NOTE: THERE ARE NO DIFFERENCES BETWEEN AUDITED ADJUSTED NET CAPITAL FOR NASD PURPOSES AND NET CAPITAL REPORTED ON COMPUTATION OF NET CAPITAL AS REPORTED ON THE DECEMBER 31, 2003 FOCUS REPORT

TIMOTHY L. HEAD, CPA

PLANNED FUTURES, INC.
SCHEDULE II
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
DECEMBER 31, 2003

Beginning balance January 1, 2003	$1,507
Changes in balance during calendar year 2003	$0
Ending balance December 31, 2003	$1,507

PLANNED FUTURES, INC.
SCHEDULE III
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2003

Stockholder's equity-beginning of year	$26,188
Net income	$8,579
Stockholder's equity-end of year	$34,767

SEE AUDIT REPORT